Exhibit 99.58

Gold Wheaton Gold Corporation

Notes to the Consolidated Financial Statements

For the periods ended September 30, 2010 and 2009

(in thousands of US dollars, except share amounts)

Differences between Canadian and United States Generally Accepted Accounting Policies (“GAAP”)

Gold Wheaton Gold Corporation’s (the “Company”) consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company’s consolidated financial statements, differ from US GAAP and the material differences between Canadian GAAP and US GAAP affecting the Company are summarized below.

The application of US GAAP would have the following material effects on the Company’s net earnings (loss) and other comprehensive income (loss) as reported:

	For the nine months ended September 30,
(in thousands of US dollars)	2010	2009
Consolidated Statements of Net Income (Loss)

Net income (loss) reported under Canadian GAAP	$20,037	$(3,798)
Add (deduct) US GAAP reconciling adjustments
Share purchase warrant issue costs (a)	—	(276)
Gain (loss) on share purchase warrants (a)	29,327	780
Change in fair value of derivative asset (d)	(10,167)	(3,453)
Future income taxes	(928)	(867)
Change in net earnings (loss) under US GAAP	18,232	(3,816)

Net earnings (loss) under US GAAP	$38,269	$(7,614)

Other comprehensive income (loss) reported under Canadian GAAP	$16,855	$(2,950)
Change in net earnings (loss) under US GAAP	18,232	(3,816)
Comprehensive income (loss) under US GAAP	$35,087	$(6,766)

Basic earnings (loss) per share — US GAAP	$0.25	$(0.06)
Diluted earnings (loss) per share — US GAAP	$0.25	$(0.06)

The application of US GAAP would have the following material effects on the Company’s balance sheets as reported:

(in thousands of US dollars)	As at September 30, 2010	As at December 31, 2009
Consolidated Balance Sheets

Assets
Total assets reported under Canadian GAAP	$707,656	$678,060
Change in fair value of derivative asset (d)	(10,167)	(6,669)
Transaction costs (c)	1,434	1,490
Total assets under US GAAP	698,923	672,881

Liabilities
Total liabilities reported under Canadian GAAP	$115,688	$152,562
Share purchase warrant liability (a)	17,812	47,138
Future tax liability (b)	5,761	5,761
Future tax liability on derivative asset (d)	—	(120)
Transaction costs (c)	1,434	1,490
Total liabilities reported under US GAAP	$140,695	$206,831

Shareholders’ Equity
Total shareholders’ equity reported under Canadian GAAP	$591,968	$525,498
Reclassification of share purchase warrants to derivative liability (a)	(43,921)	(43,977)
Cumulative gain (loss) on remeasurement of share purchase warrants	18,665	(10,662)
Cumulative fair value changes reclassified to share capital for share purchase warrants exercised	9,303	9,303
Cumulative share purchase warrants issue costs (a)	(1,859)	(1,859)
Cumulative change in fair value of derivative asset (d)	(10,167)	(6,669)
Cumulative change in future income taxes (b)	(5,761)	(5,704)
Cumulative change in future income taxes on derivative asset	—	120
Shareholders’ equity under US GAAP	$558,228	$466,050

Consolidated Statements of Cash Flows

Under US GAAP there is no subtotal of cash flows from operations before working capital.

References

A description of material quantitative differences between Canadian GAAP and US GAAP, as it relates to the Company, is as follows:

(a)                                                                                  Share Purchase Warrants

Under Canadian GAAP, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements.  Under US GAAP, in accordance with ASC 815-40, Contracts in Entity’s Own Equity, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency and not considered indexed to the Company’s own shares, do not qualify for equity classification.  As such, these instruments are classified and accounted for as a financial liability. The financial liability as at September 30, 2010 was $17,812 (December 31 2009 - $47,138).

Under Canadian GAAP, these share purchase warrants are classified as equity and are recorded at fair value at the grant date, net of transaction costs and are not subsequently remeasured.  Under US GAAP, these share purchase warrants are recognized at fair value, transaction costs are expensed as incurred in the Statement of Operations and are remeasured at each period end at fair value, with changes in fair value recorded through the Statement of Net Income (Loss).  Transactions costs for the nine months ended September 30, 2010 were $Nil (2009 - $276). The mark-to-market gain for the nine months ended September 30, 2010 was $29,327 (2009 — $780).

The Company used quoted prices in active market to measure the fair value of listed purchase warrants and the Black-Scholes Option Pricing Model to estimate the fair value of the unlisted purchase warrants, using the following weighted average assumptions:

Nine Months Ended September 30,	2010	2009
Expected Life of the Warrant (years)	2.15	2.92
Volatility	44.05%	58.46%
Annual Rate of Quarterly Dividends	—	—
Risk-Free Rate	1.51%	1.93%

(b)                                                                                  Future income taxes

i.                 Income taxes

Under US GAAP, enacted tax rates are used to calculate current and future income taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the Reconciliation of Net Income under Canadian GAAP to US GAAP and the Reconciliation of the Balance Sheets under Canadian GAAP to US GAAP include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted above.

ii.             Accounting for tax uncertainties

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2008. FIN 48 requires that the tax effect(s) of a tax position be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that the Company is entitled to the economic benefits of a tax position. If a tax position is considered more-likely-than-not to be sustained based solely on its technical merits, the benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

As a result of this adoption in 2008, no adjustments were required to the periods ended September 30, 2010 and 2009.

The Company is subject to taxes in Canada and Barbados. The tax years that remain subject to examination as of September 30, 2010 are from 2007 to 2009.

(c)                                                                                   Transaction costs

Under Canadian GAAP, transaction costs, also known as debt issue costs, relating to notes payable are deducted from the carrying value of the liability and accounted for as a debt discount and amortized using the effective interest method.  Under US GAAP, transaction costs are deferred as an asset and amortized using the effective interest rate method. Transaction costs for the nine months ended September 30, 2010 were $1,434 (2009 - $1,490).

(d)                                                                                  Derivative Asset on Forward Contract

Under Canadian GAAP, mineral interests for which settlement is completed with the physical delivery of gold, the amount of which is based on a percentage of production at the mines, were recorded at cost in the Company’s consolidated financial statements. Under US GAAP, embedded derivative provisions apply to the accounting for a volumetric production payment for which the quantity of the commodity that will be delivered is reliably determinable. As such, for the guaranteed minimum ounces of gold to be received, derivative assets of $21,685 as at September 30, 2010 (December 31, 2009 - $26,168) were recorded at fair value which was determined using a discounted cash flow valuation model. Under Canadian GAAP, these mineral interests were recorded at their net book value of $31,852 as at September 30, 2010 (December 31, 2009 - $32,837). For US GAAP purposes, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the agreements at each reporting period date. The fair value loss of $10,167 for the nine months ended September 30, 2010 (2009 - $3,453) has been included in the Statement of Net Income (Loss) as a “Change in fair value of derivative asset”.  The impact to the future income tax liability as at September 30, 2010 was immaterial and not adjusted (December 31, 2009 — reduction of $120).

(e)                                                                                   US GAAP Accounting Pronouncements adopted in 2010

b.                                                                               Fair Value Measurements and Disclosures

In January 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-06 (“ASU 2010-06”) which introduced new requirements and clarified existing requirements for the disclosure of fair value measurements and related information, similar to existing guidance under Canadian GAAP.  The adoption of ASU 2010-06 has no impact to the disclosures in the Company’s consolidated financial statements.

c.                                                                               Disclosures about the credit quality of financing receivables and allowance for credit losses

In July 2010, the FASB issued ASU 2010-20 (“ASU 2010-20”) which improve the disclosures that an entity provides about the credit quality of its financing receivables and related allowance for credit losses.  The amendments in ASU 2010-20 are effective as at the year ended December 31, 2010.  The adoption of ASU 2010-20 has no impact to the disclosures in the Company’s consolidated financial statements.